

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

<u>Via E-mail</u>
Mr. Theodore E. Guth
Chief Financial Officer
Douglas Emmett
808 Wilshire Boulevard, 2nd Floor
Santa Monica, California 90401

      Re: Douglas Emmett
              Form 10-K for the year ended December 31, 2012
              Filed on February 27, 2013
              File No. 001-33106

Dear Mr. Guth:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief